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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 02 2021
Washington DC
413

SEC FILE NUMBER
8-69304

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 AND ENDING 12/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLICK IPO SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8601 N. SCOTTSDALE RD. #335

(No. and Street)

SCOTTSDALE   AZ   85253

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GORDON A PRICE   (480) 694-8546

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEMPEL, MARCHAL & COOPER, LLP

(Name – if individual, state last, first, middle name)

3101 NORTH CENTRAL AVE, SUITE 1600   PHOENIX   AZ   85012

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _GORDON A. PRICE_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _CLICK IPO SECURITIES, LLC_ , as of _DECEMBER 31_ , 20_20_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CHIEF FINANCIAL OFFICER
Title

_____
Notary Public

MELISSA J BRAMLETT
Notary Public - Arizona
Maricopa County
Commission # 595417
My Commission Expires December 14, 2024

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Click IPO Securities, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2020

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Member of
Click IPO Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Click IPO Securities, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (the "Schedules") has been subjected to audit procedures in conjunction with the audit of the Company's financial statements. The Schedules are the responsibility of the Company's management. Our audit procedures included determining whether the Schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the Schedules, we evaluated whether the Schedules, including their form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Semple, Marchal + Cooper, LLP

Certified Public Accountants

We have served as the Company's auditor since 2015.
Phoenix, Arizona
February 22, 2021

3

Click IPO Securities, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash and Cash Equivalents	$	167,567
Clearing Broker Deposit and Other Assets		134,889
Total Assets	$	302,456

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable and Accrued Expenses	$	72,751
Payable to Parent		17,949
Total Liabilities		90,700
Member's Equity		211,756
Total Liabilities and Member's Equity	$	302,456

The accompanying notes are an integral part of the financial statements.

Click IPO Securities, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2020

Income
Selling Concessions Earned	$	962,935
Underwriting Fees Earned		791
Position Loss		(713)
Interest Income		144
Total Income		963,157

Expenses
Clearing Fees	101,151
Re-Allowed Concessions	559,241
Compensation and Other Benefits	134,398
Regulatory Expense	21,956
Professional Fees	51,904
Other Expenses	28,768
Total Expenses	897,418
Net Profit	$ 65,739

The accompanying notes are an integral part of the financial statements.

Click IPO Securities, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2020

Member's Equity, December 31, 2019	$ 215,017
Member Distributions - Return of Capital	(69,000)
Net Profit	65,739
Member's Equity, December 31, 2020	$ 211,756

The accompanying notes are an integral part of the financial statements.

Click IPO Securities, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020

Cash flows from operating activities:		
Net Profit	$	65,739
Adjustments to reconcile net profit to		
net cash provided by operating activities:		
CRD flex account		(536)
Prepaid expense/accounts receivable		8,329
Accounts payable/accrued expenses		19,507
Due to parent		16,765
Net cash provided by operating activities		109,804
Cash flows from investing activities:		
Deposits - clearing broker		125,175
Net cash provided by investing activities		125,175
Cash flows from financing activities:		
Member distributions		(69,000)
Net cash used by financing activities		(69,000)
Net cash increase for the year		165,979
Cash at beginning of year		1,588
Cash at end of year	$	167,567

The accompanying notes are an integral part of the financial statements.

Click IPO Securities, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1- Nature of Business and Summary of Significant Accounting Policies

Organization and Nature of Business

Click IPO Securities, LLC (the "Company") was formed under the name Aston Diel Securities, LLC, on June 28, 2013 as an Arizona Limited Liability Company (LLC). The Company changed its name to Click IPO Securities, LLC on September 8, 2016. The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934. The Company began operations as a broker-dealer on October 30, 2014. The Company will not act as a custodian of or otherwise hold client funds or securities.

The Company provides services on behalf of clients for the purchase of securities over the counter, specifically initial public offerings ("IPO") and Follow-on or Secondary Offerings of corporate equity securities over the counter as either a firm commitment underwriter or as a selling group member of underwriting syndicates on a "best efforts" basis via a proprietary electronic application for the purchase and/or sale of corporate equity securities over the counter; for private placements; and investment banking activities.

Basis of Presentation

These financials statements are presented in accordance with accounting principles generally accepted in the United States ("GAAP"), and in accordance with financial statements of broker-dealers.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all money market funds and highly liquid debt instruments with a maturity of 90 days or less at the time of purchase to be cash equivalents.

Note 1- Nature of Business and Summary of Significant Accounting Policies (Continued)

Revenue Recognition from Underwriting Activities and Advisory Services

The Company records securities transactions in IPOs and Follow-on or Secondary Public Offerings on the date (the "Trade Date") the transactions are executed and confirmed to counter-parties. Selling concessions and/or fee income and related expenses are also recorded on a Trade Date basis. The Company will recognize revenue for investment banking advisory fees at the time of the closing of a transaction, when the fees have been earned and collection is reasonably assured.

The Company acts as a wholesaling broker-dealer, transacting business solely with other broker-dealers.

Revenue Recognition from Contracts with Customers

On January 1, 2019, the Company adopted the provisions of ASC 606, Revenue from Contracts with Customers which is in accordance with accounting principles generally accepted in the United States ("GAAP"). The standard outlines a single comprehensive model for entities to depict the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. The standard also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract.

The Company, in carrying out its underwriting business, enters into Master Selected Dealer Agreements ("MSDA") with underwriting firms. MSDAs are industry standard contracts between underwriters and selling dealers designed to assure that each party to the agreement will adhere to the regulatory requirements associated with registered public offerings. The Company also enters into agreements ("Service Agreements") with contracted broker-dealers acting as selling group participants ("Selling Dealers") which Selling Dealers have access to the Company's proprietary computer application (the "ClickIPO App") in order to participate in IPOs and Follow-on Public Offerings of securities that are made available through the ClickIPO App. The Service Agreements set forth the terms and conditions for contracted Selling Dealers use of the ClickIPO App. In addition, the Company has a Clearing Agreement (see Note 4) with its clearing agent for processing transactions with counter-party broker-dealers. All transactions are regular-way securities transactions, with known and disclosed fees at the time the transaction is entered into. Securities transactions generally are settled in two business days.

Note 1- Nature of Business and Summary of Significant Accounting Policies (Continued)

None of the agreements described herein contain conditional or deferred forms of financial consideration, have multiple performance obligations (as there is only one performance obligation), variable forms of financial consideration or financial consideration based on performance factors. The revenues earned by the Company from the conduct of its underwriting activities are recorded as described above. The investment banking advisory services, if any, are primarily success-based revenues, when they occur.

Income Taxes

The Company is recognized as a partnership for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to the member for income tax reporting purposes. Accordingly, no provision has been made for federal or state income taxes. The tax returns of the past three years have not been audited, and could be subject to audit.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, and clearing broker deposit approximates fair value given its short-term or interest bearing nature.

Note 2 - Risks

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2019, the Company had no cash in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts.

In the normal course of business, the Company's client activities ("clients") are conducted through its clearing broker and involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations. The Company has experienced no related off-balance sheet risk exposure through the reporting period.

The Company is subject to significant risks and uncertainties given its need to maintain a minimum net capital and to generate future clients and revenues.

Note 3 - Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $100,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2020, the Company had net capital of $202,000, which was $102,000 in excess of the amount required to be maintained at that date. At December 31, 2020, the Company had a ratio of aggregate indebtedness to net capital of .45 to 1.

Note 4 - Clearing Agreement, Restricted Cash and Other Assets

The Company entered into an agreement with a registered clearing company, whereby the clearing company will execute any customer trades. Net commissions earned will be credited to an account in the Company's name. Under the agreement with the clearing broker, the Company was required to make a clearing deposit to a separate account at the clearing company. The deposit totaled $125,133 as of December 31, 2020, which deposit has been considered an allowable asset by the Company for net capital purposes.

Note 5 - Related Party and Non-Cash Transactions

The Company's related party transactions in 2020 consisted entirely of transactions with Click IPO Holdings, LLC (the "Parent") which is the sole owner of the Company. The Parent contributed no funding of membership equity contributions in 2020, and the Company returned capital in the amount of $69,000 to the Parent. The Company and the Parent entered into a Shared Services Agreement, whereby the Parent provides services to the Company and the Company reimburses the cost of such services to the Parent on a monthly basis. During 2020, the amount of such shared services was $158,786, of which $17,949 was payable to the Parent at December 31, 2020.

Note 6 – Member's Equity

Currently, the Company has a single member. However, the operating agreement provides for the following. The Members' ownership in the Company is represented by Membership Units which are subject to the terms and conditions of the Company's amended and restated Limited Liability Company Operating Agreement dated as of November 1, 2016. Among other things, the operating agreement imposes conditions and restrictions on, and limits the rights of the holder of the units with respect to, the transferability of the Membership Units. The Operating Agreement provides that to the fullest extent permitted by Arizona law, the Company's Manager has no personal liability to the Company or to the other Members for damages for breach of fiduciary duty as Manager, except for damages resulting from acts or omissions that involve gross negligence or willful

misconduct. The Manager has not guaranteed, nor does he have any obligation with respect to the return of any Member's capital contributions or the distribution of profits from the operation of the Company.

Each Members' liability for the debts and obligations of the Company is limited in accordance with the terms of the Company's operating agreement. In accordance with these terms and the provisions of the laws of the state of Arizona, no Member of the Company can be held liable for the individual actions or indebtedness of any other Member. In addition, in general a Member or Manager of the limited liability company is not liable, solely by reason of being a Member or Manager, for the debts, obligations, or liabilities of a limited liability company whether arising in contract or tort; under a judgment, decree, or order of court; or otherwise.

Note 7 - Subsequent Events

Management has evaluated subsequent events through February 22, 2021 the date on which the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosure.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2020

TOTAL MEMBER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	**211,756**
DEDUCTIONS		
NON-ALLOWABLE ASSETS		
Other Assets		9,756
NET CAPITAL	$	**202,000**
COMPUTATION OF NET CAPITAL		
Minimum Net Capital (Required Net Capital 6.67% of Aggr. Ind. or $100,000, whichever is greater)	$	100,000
Excess Net Capital	$	102,000
Net Capital less the greater of 10% of Aggregate Indebtedness or 120% of the minimum dollar requirement	$	82,000
AGGREGATE INDEBTEDNESS		
Aggregate Indebtedness	$	90,700
Ratio Aggregate Indebtedness/Net Capital		0.45
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net Capital per Part II of Form X-17A-5, as amended	$	202,000
Adjustments		-
	$	202,000

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2020

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(ii), and therefore schedules showing the Computation and Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the Schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

Report of Independent Registered Public Accounting Firm

To the Member of
Click IPO Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Click IPO Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Click IPO Securities, LLC claimed an exemption from 17 C.F.R. § 240. 15c3-3, (2)(ii) (the "exemption provisions") and (2) Click IPO Securities, LLC stated that Click IPO Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Click IPO Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Click IPO Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Semple, Marchal + Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 22, 2021



Click IPO Securities, LLC

Mailing address:
P O Box 21154
Mesa, AZ 85277

8601 N Scottsdale RD #335
Scottsdale AZ 85153

Click IPO Securities, LLC

EXEMPTION REPORT – SEC RULE 17a-5(d)(4)

January – December 2020

Click IPO Securities, LLC ("Click IPO" or the "Firm") is a broker-dealer registered with the U.S. Securities and Exchange Commission. Pursuant to Section 240-17-a-5(d)(4) of the Securities Exchange Act of 1934 (Reports to be made by Certain Broker/Dealers), Click IPO is required to file one of two reports with the Commission annually:

Compliance Report if the Firm did not claim that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 ("Exchange Act") throughout the broker/dealer's fiscal year or,

Exemption Report if the Firm did claim it was exempt from Rule 15c3-3 throughout its fiscal year.

Click IPO hereby elects to submit an Exemption Report in lieu of a Compliance Report for the fiscal year ending December 31, 2020 based on the following:

- Click IPO claimed it was exempt from Rule 15c3-3 pursuant to Section (k)(2)(ii) during its most recent fiscal year ending December 31, 2020.

- The Firm qualifies for this exemption if it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Reserve Account for the Exclusive Benefit of Customers of Click IPO Securities, LLC".

- Furthermore, to the best of its knowledge and belief, Click IPO has met the exemption provisions identified in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the most recent fiscal year ended December 31, 2020 without exception.

_____   2/22/2021
Gordon A. Price, Financial and Operations Principal   Date
Click IPO Securities, LLC